UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 2, 2010 - May 29, 2010

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.

_____
Signature of Debtor

_____6/18/10_____
Date

_____
Signature of Joint Debtor

_____
Date

_____
Signature of Authorized Individual*

_____6/18/10_____
Date

J. Gregory Ambro
_____
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
_____
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 2, 2010 - May 29, 2010

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

		GEN OPER.	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROF FEES RESERVE	ALASKA	CURRENT MONTH ACTUAL	PROJECTED [2]	FILING TO DATE ACTUAL
				BANK ACCOUNTS						
CASH (LOAN BALANCE) BEGINNING OF MONTH		$ 9,683	$ -	$ 281	$ -	$ -	$ -	$ 9,964	$ 9,073	$ (68,811)
RECEIPTS										
CASH SALES			-					-	-	83,387
CREDIT CARD RECEIVABLES			-					-	-	20,495
LOANS AND ADVANCES			-					-		-
SALE OF ASSETS	[3]	1,792						1,792	1,050	117,620
OTHER RECEIPTS	[4]	126						126	-	69,038
TRANSFERS (FROM DIP ACCTS)								-	-	
TOTAL RECEIPTS		$ 1,918	$ -	$ -	$ -	$ -	$ -	$ 1,918	$ 1,050	$ 290,540
DISBURSEMENTS										
ADVERTISING			-					-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)			-					-	-	53,228
RENT		80						80	81	14,314
PAYROLL, PAYROLL TAXES, AND BENEFITS		80						80	66	50,865
UTILITIES		4						4	14	4,718
INSURANCE			-					-	-	1,113
SALES AND OTHER TAXES		1						1	72	33,059
GENERAL OPERATING		13						13	24	8,695
FINLAY LICENSE			-					-	-	11,814
FINANCING EXPENSES			-					-	-	3,524
PROFESSIONAL FEES		553						553	275	16,228
OTHER		14						14	-	7,685
TOTAL DISBURSEMENTS		$ 745	$ -	$ -	$ -	$ -	$ -	$ 745	$ 532	$ 208,466
DRAW ON LC			-					-	-	4,648
ADJUSTMENTS			-					-	-	2,522
NET CASH FLOW		$ 1,173	$ -	$ -	$ -	$ -	$ -	$ 1,173	$ 518	$ 79,948
(RECEIPTS LESS DISBURSEMENTS)										
CASH (LOAN BALANCE)- END OF MONTH		$ 10,856	$ -	$ 281	$ -	$ -	$ -	$ 11,137	$ 9,591	$ 11,137

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 5/29/10 was $0.
[2] 'Projected' amounts reflect projections per the winddown budget.
[3] Includes proceeds from the sale of the Eureka store ($412K) and proceeds from the Stonewater agreement ($1,380K).
[4] Includes $102K received from Macy's as refund for prorated taxes and rent.

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID
This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES	
O'Melveny & Meyers	5/2/10 to 5/29/10	5/5/10, 5/21/10	392,548	369,554	22,994	5,222,040	152,083	1,109,752
FTI Consulting	5/2/10 to 5/29/10	5/21/2010	33,502	33,502	-	2,808,714	132,406	226,954
Richards, Layton & Finger	5/2/10 to 5/29/10	5/21/2010	24,156	24,156	-	808,153	59,411	35,431
Kurtzman Carson Consultants	5/2/10 to 5/29/10	n/a	n/a	11,833	9,703	1,059,120	122,898	41,092
Cooley Godward Kronish	5/2/10 to 5/29/10	5/10/10, 5/21/10	72,105	65,690	6,415	698,572	23,240	129,266
Loughlin Meghji & Company	5/2/10 to 5/29/10	5/14/10, 5/21/10	82,824	82,824	-	793,253	824	37,652
Benesch	5/2/10 to 5/29/10	5/14/10, 5/21/10	7,016	6,718	298	150,984	3,363	3,685
GE Capital Third Party Legal [1]	5/2/10 to 5/29/10	n/a	n/a			578,731	5,505	-
Financial Dynamics	5/2/10 to 5/29/10					29,377	-	-
Other	5/2/10 to 5/29/10	5/21/2010	57,696	57,684	12	205,973	552	5,063
TOTAL PAYMENTS TO PROFESSIONALS			$ 669,847	$ 651,961	$ 39,422	$ 12,354,917	$ 500,282	$ 1,588,895

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 2, 2010 - May 29, 2010

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes
revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month ($ in 000's)	Cumulative Filing to Date ($ in 000's)
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	-	1,758
Total Revenues	-	96,650
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	-	22,714
OPERATING EXPENSES		
Advertising	-	2,108
Bad Debts	-	61
Contributions	-	9
Employee Benefits Programs	9	2,365
Insider Compensation	43	1,278
Insurance	14	1,381
Repairs and Maintenance	(5)	1,442
Rent and Lease Expense	76	4,640
Salaries/Commissions/Fees	18	21,638
Supplies	-	1,920
Taxes	61	3,850
Travel and Entertainment	-	132
Utilities	8	1,646
Other (attach schedule)	5,207	97,599
Total Operating Expenses Before Depreciation	5,431	140,069
Depreciation/Depletion/Amortization	12	5,421
Net Profit (Loss) Before Other Income & Expenses	(5,443)	(122,776)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(7)	(4,188)
Interest Expense	1	1,656
Net Profit (Loss) Before Reorganization Items	(5,437)	(120,244)
REORGANIZATION ITEMS		
Professional Fees	423	14,402
U. S. Trustee Quarterly Fees	3	103
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	426	17,314
Income Taxes	-	76
Net Profit (Loss)	$ (5,863)	$ (137,634)

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 2, 2010 - May 29, 2010

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	4	5,629
Unclassified	0	(1,119)
Communications	2	672
Postage	0	223
Professional Fees	1	4
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Loss on Sale of Assets	5,200	93,245
Store Closure Costs	0	44
Total Other Operational Expenses	**5,207**	**97,599**
Other Income		
Rental income	(6)	(132)
Miscellaneous income	(1)	(4,056)
Total Other Income	**(7)**	**(4,188)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	0	2,809

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 2, 2010 - May 29, 2010

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)
CURRENT ASSETS		
Unrestricted Cash and Equivalents	$ 10,603	$ 7,408
Restricted Cash and Cash Equivalents [1]	281	-
Accounts Receivable (Net)	2,889	2,944
Inventories	-	126,552
Prepaid Expenses (attach schedule)	1,908	3,849
Professional Retainers	320	493
Other Current Assets (attach schedule)	6,558	8,216
TOTAL CURRENT ASSETS	$ 22,559	$ 149,462
PROPERTY AND EQUIPMENT		
Real Property and Improvements	-	60,652
Machinery and Equipment	-	61,313
Furniture, Fixtures and Office Equipment	-	89,942
Leasehold Improvements	3,981	65,463
Vehicles	-	420
Construction in progress	-	2,187
Less Accumulated Depreciation	(2,436)	(151,228)
TOTAL PROPERTY & EQUIPMENT	$ 1,545	$ 128,749
OTHER ASSETS		
Loans to Insiders	-	-
Other Assets (attach schedule)	2,845	5,166
TOTAL OTHER ASSETS	$ 2,845	$ 5,166
TOTAL ASSETS	$ 26,949	$ 283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)		
Accounts Payable	13	
Taxes Payable (refer to FORM MOR-4)	982	
Wages Payable	5	
Rent / Leases - Building/Equipment	1,289	
Secured Debt / Adequate Protection Payments	-	
Professional Fees	1,589	
Amounts Due to Insiders	11	
Other Postpetition Liabilities (attach schedule)	17,649	
TOTAL POSTPETITION LIABILITIES	$ 21,538	-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	990	76,069
Priority Debt	-	37
Unsecured Debt	53,116	54,533
Other Pre-petition Liabilities (attach schedule)	293	64,099
TOTAL PRE-PETITION LIABILITIES	$ 54,399	194,738
TOTAL LIABILITIES	$ 75,937	194,738
OWNER EQUITY		
Capital Stock	137	137
Additional Paid-In Capital	78,007	78,002
Retained Earnings - Pre-Petition	11,987	11,987
Retained Earnings - Postpetition	(137,632)	
Adjustments to Owner Equity (attach schedule)	(1,487)	(1,487)
NET OWNER EQUITY	(48,988)	88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 26,949	$ 283,377

[1] Restricted Cash and Cash Equivalents represents cash held in a separate account for utility adequate assurance.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 2, 2010 - May 29, 2010

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	93	1,167	
Workers compensation prepaid	1,739	889	
Prepaid advertising	-	219	
Prepaid health and other	-	122	
Prepaid rent	76	-	
Prepaid expenses	-	1,094	
Prepaid property taxes	-	358	
Total Prepaid Expenses	**1,908**	**3,849**	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	-	4	
Other receivables	440	373	
Salary support receivable	-	184	
Other	-	3	
Total Other Current Assets	**6,558**	**8,216**	
Other Assets			
Intangibles - lease rights	-	813	
Investment in partnership	1,809	1,810	
Deposits	1,036	-	
Straightline lease	-	2,543	
Prepaid rent	-		
Total Other Assets	**2,845**	**5,166**	
LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	2,834		
Gift and merchandise cards	3,595		
Vacation payable	29		
Payroll deductions payable	-		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	329		[1]
Deferred revenue	-		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,736		
Capital leases	-		
Total Other Postpetition Liabilities	**17,649**		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	25	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	151	520	
Pension liability	97	97	
Other accruals prepetition	20	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	**293**	**64,099**	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: May 2, 2010 - May 29, 2010

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	6,911	14,623	(15,036)	6,498
FICA	3,261	5,447	(6,681)	2,027
Unemployment	-	-	-	-
Total Federal Taxes	$ 10,172	$ 20,070	$ (21,717)	$ 8,525
State and Local				
Withholding	2,613	5,538	(5,731)	2,420
Sales & Excise	-	-	-	-
Unemployment	-	-	-	-
Real Property	405,660	65,756	-	471,416
Personal Property [1]	499,580	-	-	499,580
Workers Compensation	-	-	-	-
Other: Local	-	-	-	-
Total State and Local	907,853	71,294	(5,731)	973,416
Total Taxes	$ 918,025	$ 91,364	$ (27,448)	$ 981,941

[1] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

In re: Gottschalks, Inc.   Case No. 09-10157 (KJC)
                                                      Reporting Period: May 2, 2010 - May 29, 2010

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below. [1] [2]	X	
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X

[1] The sale of the Eureka, CA building and land was completed on May 4, 2010.
[2] The sale of the Madera, CA land (Distribution Center) and Bakersfield, CA land (East Hills) was completed on May 28, 2010.